EXHIBIT 12
COCA-COLA ENTERPRISES, INC.
EARNINGS TO FIXED CHARGES
(in millions; except ratios)

	Second Quarter		First Six Months
	2015	2014	2015	2014
Computation of Earnings:
Income before income taxes	$243	$266	$373	$421
Add:
Interest expense	31	30	61	58
Amortization of debt premium/discount and expenses	—	—	1	1
Interest portion of rent expense	6	6	12	12
Earnings as adjusted	$280	$302	$447	$492
Computation of Fixed Charges:
Interest expense	$31	$30	$61	$58
Amortization of debt premium/discount and expenses	—	—	1	1
Interest portion of rent expense	6	6	12	12
Fixed charges	$37	$36	$74	$71
Ratio of Earnings to Fixed Charges(A)	7.39	8.23	6.01	6.86
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(A)	Ratios were calculated prior to rounding to millions.